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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. 21)*

            Starrett Corporation (formerly Starrett Housing Corporation)
--------------------------------------------------------------------------------
                                  (Name of Issuer)

                                   Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      855677100
            ------------------------------------------------------------
                                    (CUSIP Number)


                              Robinson Markel, Esq.
                             Piper & Marbury L.L.P.
                                 53 Wall Street
                            New York, New York 10005
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number
      of Person Authorized to Receive Notices and Communications)

                               February 27, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)
                                       1 of 6

                                                                   SCHEDULE 13D

CUSIP No. 855677100                                 Page 2 of 6 Pages

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cynthia Colin
       ###-##-####
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|  (b) |_|


------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
3      SEC USE ONLY


------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)    |_|


------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                3,200
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                28,194
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                 3,200
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                              28,194
                      ------- --------------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,394
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.501%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



                                       2 of 6

                                                                   SCHEDULE 13D

CUSIP No. 855677100                                 Page 3 of 6 Pages
|_|
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Green Fund, Inc.
       13-6160150
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                      (b) |_|

------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
3      SEC USE ONLY


------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO (investment funds)
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)    |_|


------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                322,400
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                 322,400
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER


                      ------- --------------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         322,400
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.149%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION




                                       3 of 6

                                                Page 4 of 6 pages
Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

This statement is filed by the following individuals and entities ("Group"):

* The Green Fund, Inc., a New York not-for-profit corporation which operates as a private foundation and whose address is 14 East 60th Street, Suite 702, New York, New York 10022. The officers of The Green Fund, Inc. are Cynthia Colin, President and S. William Green, Treasurer. Its directors are Cynthia Colin, S. William Green and Patricia Green. S. William Green and Cynthia Colin are brother and sister, and S. William Green and Patricia Green are husband and wife.

* Cynthia Colin, whose address is c/o The Green Fund, Inc. at the above address.

* Various family trusts of which Cynthia Colin is trustee or beneficiary, the holdings of which are included in her reported holdings.

The information  required by Item 2 of Schedule 13D in respect of Cynthia Colin,
S. William Green and Patricia Green furnished in prior amendments to this Statement is hereby incorporated by reference. Cynthia Colin is employed as a registered representative by Smith Barney & Co., a securities broker-dealer. During the past five years, none of the persons just identified has been convicted in a criminal proceeding, nor has any of them been a party to any civil proceeding of the nature identified in paragraph (e) of Item 2. All of such individuals are citizens of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

No change. The Group continues to hold its shares ("Shares") of common stock of Starrett Corporation for investment.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended to read as follows:

(a) and (b): The aggregate number of Shares, and the percentage of the total number of Shares outstanding (based on the 6,260,960 Shares reported as outstanding in the issuer's report most recently filed under Sections 13 and 15(d) of the Securities Exchange Act of 1934 as



                                       4 of 6
at the date of the event which required the filing of this Statement) beneficially owned by the members of the Group are set forth in the table below, together with information as to the power to vote and dispose of the Shares so owned:

Name                            Shares Beneficially Owned              Percent
                                                                       of Class
                         Voting Power             Dispositive Power
                      Sole         Shared         Sole      Shared
------------------- ------------ ------------- ---------- ------------ ---------

Cynthia Colin          3,200       28,194         3,200      28,194      0.501%

The Green Fund,
Inc. (Cynthia        322,400                    322,400                  5.149%
Colin, President)
------------------ ------------ -------------- ---------- ------------ ---------

Totals               325,600       28,194       325,600      28,194      5.650%


(c) The following table shows transactions in the class of securities reported on that were effected, as market transactions on the American Stock Exchange except as otherwise noted, within 60 days prior to the date of the event which required the filing of this Statement:


Selling Group Member     Date Of Sale   Number Of Shares Sold  Price Per Share
------------------------ -------------- ---------------------- ---------------

Green Fund                   1/4/96            1,000                  8.250
Green Fund                   1/5/96            1,000                  8.375
Green Fund                   1/8/96            1,000                  9.000
Green Fund                   1/8/96            1,000                  9.125
Green Fund                   1/9/96            1,000                  9.500
Green Fund                  1/15/96            1,000                 10.125
Green Fund                  1/23/96              300                 10.000
Green Fund                  1/25/96              200                 10.000
Green Fund                  1/26/96            1,000                  9.750
Green Fund                  1/30/96            1,000                 10.500
Green Fund                   2/5/96              800                 10.500
Green Fund                   2/8/96            1,000                 10.500
Green Fund                   2/9/96            1,000                 10.625
Green Fund                  2/13/96            1,000                 10.625
Green Fund                  2/14/96            3,000                 11.875
Green Fund                  2/14/96            1,000                 12.000
Cynthia Colin as
Trustee                     2/14/96            3,400                 11.875
Green Fund                  2/16/96            1,000                 11.500
Green Fund                  2/16/96            1,000                 11.625


                                       5 of 6

Green Fund                  2/20/96            1,000                 11.750
Green Fund                  2/21/96            1,000                 11.500
Green Fund                  2/21/96            1,000                 11.750
Green Fund                  2/21/96            1,000                 11.875
Green Fund                  2/22/96            1,000                 12.000
Green Fund                  2/22/96            1,000                 11.875
Green Fund                  2/26/96            1,000                 11.875
Green Fund                  2/26/96            1,000                 12.125
Green Fund                  2/26/96            1,000                 12.250
Green Fund                  2/26/96            1,000                 12.375
Green Fund                  2/26/96            1,000                 12.500
Green Fund                  2/26/96            1,000                 12.625
Green Fund                  2/26/96            1,000                 12.750
Green Fund                  2/27/96            1,000                 12.875
Green Fund                  2/27/96            1,000                 13.000
Green Fund                  2/27/96              500                 13.625
Green Fund                  2/27/96              500                 13.250
Green Fund                  2/27/96              500                 13.125

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

                              Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


March 11, 1996                                       By    /s/ Cynthia Colin
    Date                                                     Cynthia Colin

                                                    THE GREEN FUND, INC.

March 11, 1996                                       By    /s/ Cynthia Colin
     Date                                               Cynthia Colin, President



                                       6 of 6